Triant Technologies Inc.

580 – 1122 Mainland Street

Vancouver, British Columbia

Canada V6B 5L1

TRIANT

Tel: 604.697.5090

Fax: 604.681.1106

e-mail: mail@triant.com

CONTACTS:

Robert Heath, CEO / Mark Stephens, CFO

Triant Technologies Inc.

604.697.5090

mail@triant.com

FOR IMMEDIATE RELEASE

Triant’s ModelWare Deployed Fab-Wide In Three 200mm Fabs At Hynix

VANCOUVER, CANADA — JUNE 21, 2004 — Triant Technologies Inc. (TSX: TNT; OTCBB: TNTTF), which delivers advanced process control (APC) solutions to the semiconductor industry, today reported that Hynix Semiconductor Inc., one of the world’s leading manufacturers of memory chips, has deployed ModelWare, Triant’s advanced fault detection solution, fab-wide in three of its 200mm wafer fabrication plants (fabs) in South Korea, for which two fab-wide licenses of ModelWare were purchased in 2003 and one fab-wide license was purchased in the first quarter of 2004. Hynix uses ModelWare to monitor the health of the complex equipment used in the manufacturing process for semiconductors.

“We are very pleased that Hynix has standardized on ModelWare for fab-wide deployment in its state-of-the-art 200mm fabs,” stated Robert Heath, Triant’s CEO, "Hynix is a world-class manufacturer who has deployed ModelWare to provide them with a competitive advantage in semiconductor manufacturing. With more than 4,000 licenses of ModelWare deployed globally, we believe Triant is the recognized leader in providing APC solutions to the semiconductor industry.”

About Triant Technologies

Triant Technologies Inc. develops, markets, and supports equipment health monitoring, advanced fault detection and sophisticated data analysis technology. Triant provides innovative APC (Advanced Process Control) software solutions that help its customers improve the productivity of their manufacturing equipment and is focused on the application of its technology primarily to the semiconductor industry and secondarily to other industries. Triant’s core technology is UPM (Universal Process Modeling), a proprietary advanced mathematical algorithm that can be used to model the behavior of any correlated system or process. To address the emerging market opportunity in the semiconductor industry, Triant has developed ModelWare®, an equipment health monitoring and advanced fault detection software solution, based on its core UPM technology. More information about Triant is available via the Internet at www.triant.com.

About Hynix Semiconductor Inc.

Hynix Semiconductor Inc. designs, manufactures and sells semiconductor products to a wide range of established, international customers. Hynix is one of the world’s largest manufacturers of Dynamic Random Access Memory chips, or DRAMs, the most widely utilized type of memory semiconductor, with a worldwide market share of 16.6% in 2003 as measured by units. In addition to DRAMs, Hynix designs, develops and manufactures other types of memory semiconductors such as Static Random Access Memory chips (“SRAMs”) and Flash memory chips. Hynix also engages in the design and manufacture of System Integrated Circuits (“System ICs”) including Application-Specific Solution Products (“ASSPs”), which are semiconductor circuits designed to implement a specific application function and foundry services, which involve the provision of wafer fabrication services to semiconductor suppliers and system companies using their proprietary designs.

This news release contains forward-looking statements that are subject to various risks and uncertainties. The Company's actual results could differ materially from those anticipated in such forward-looking statements as a result of numerous factors that may be beyond the Company's control. Forward-looking statements are based on the expectations and opinions of the Company's management on the date the statements are made.